

May 16, 2014

Via E-mail
Stephen M. Robinson
Chief Financial Officer
SurePure, Inc.
405 Lexington Avenue, 25th Floor
New York, New York, 10174

> **Re: SurePure, Inc.**
> **Post-effective amendment to Form S-1**
> **Filed April 22, 2014**
> **File No. 333-186281**

Dear Mr. Robinson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Signatures, page 94

1.   Please refer to Rule 471(a) and Section 6(a) of the Securities Act and amend to include all required signatures.

Exhibit 23.1

2.   Please have the auditor file a consent that covers all periods covered by its March 27, 2014 audit opinion. In this regard, we note that the filed consent does not appear to cover financial statements for the period from August 24, 2005 (inception) to December 31, 2013.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph McCann at 202-551-6262 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): William A. Newman, Esq.